UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 2, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON MAY 2nd, 2022

DATE, TIME AND PLACE: May 2nd, 2022, at 09.00 a.m., by videoconference.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito, regular members of the Company’s Fiscal Council (“CF”) attended the meeting. Mr. Jaques Horn, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: (1) To elect the Chairman of the Company’s Fiscal Council; (2) To resolve on the Fiscal Council’s Work Plan for 2022; (3) Presentation on the Tax, Regulatory, Civel and Labour contingencies; (4) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 1st quarter of 2022, dated as of March 31st, 2022; and (5) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 1st quarter of 2022, dated as of March 31st, 2022.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the items (3) to (5) on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the CF members registered their considerations and discussions as follows:

(1) To elect the Chairman of the Company’s Fiscal Council.

In view of the proposal presented by Mr. Elias de Matos Brito and supported by Mrs. Anna Maria Cerentini Gouvêa Guimarães, for the election of Mr. Walmir Urbano Kesseli as Chairman of the Fiscal Council (“CF”), the members of the CF, unanimously, elected him to occupy that position, with a term of office until the Annual Shareholders Meeting of the Company, which will be held in 2023. Mr. Walmir Urbano Kesseli thanked for the nomination and the trust placed in him.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

May 2nd, 2022

(2) To resolve on the Fiscal Council’s Work Plan for 2022.

Mr. Jaques Horn, Secretary and Legal Officer of the Company, with the support of Mrs. Simone Barros, representative of the Corporate Affairs area, presented the proposal for the Fiscal Council’s Work Plan for the year 2022.

After discussing on the topic, the CF members approved their Work Plan for the year 2022, aware that the topics scheduled for presentation on each of the dates may eventually be postponed, as well as new topics included, according to the availability of the Company's management.

After the clarifications, the CF members thanked the information provided.

(3) Presentation on the Tax, Regulatory, Civel and Labour contingencies.

Initially, it is registered the presence of Messrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

Messrs. Gustavo Baptista Alves, Ronaldo Estevão, Carlos Eduardo Franco, Antônio Oliveira, Érika Khalili and Betina Calenda presented, respectively, the data referring to the Company's tax, regulatory, civil and labour contingencies.

Additionally, it is noted that the members of the CF were informed by the Company's management about the protection and shielding mechanisms adopted in the transaction for the acquisition of assets of the Oi group, including the specific reports on the subject with ANATEL.

After the clarifications, the CF members thanked the information provided.

(4) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 1st quarter of 2022, dated as of March 31st, 2022.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

May 2nd, 2022

Messrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area, presented the Company's Quarterly Information Report (“ITRs”) raised on March 31st, 2022, based on the material presented, in which the points of greatest interest were highlighted.

After the clarifications, the CF members thanked the information provided.

(5) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 1st quarter of 2022, dated as of March 31st, 2022.

Initially, it is registered the presence of Messrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

Messrs. Fernando Magalhães and Giuseppe Grimaldi, representatives of EY, presented (i) the work of the independent audit related to the ITRs for the 1st quarter of 2022, and (ii) the corresponding review report, noting that, in the course of the analysis, no irregularities were identified or any reservations recorded.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 2nd, 2022

JAQUES HORN

Secretary

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on March 31st, 2022, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, May 2nd, 2022.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	ANNA MARIA CERENTINI GOUVÊA GUIMARÃES Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 2, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer